CERTIFICATE OF NOTIFICATION

                                    filed by

                              THE SOUTHERN COMPANY
                              ALABAMA POWER COMPANY
                              GEORGIA POWER COMPANY
                               GULF POWER COMPANY
                            MISSISSIPPI POWER COMPANY

         Pursuant to orders of the Securities and Exchange Commission dated October 31, 1997 and December 5, 1997 (Holding Company Act Release Nos. 26769 and 26791) in the matter of File No. 70-9137.

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         The Southern Company ("Southern"), Alabama Power Company ("Alabama"),
Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf") and Mississippi Power Company ("Mississippi"), pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, do hereby certify to the Commission as follows:

         1.       On November 3, 1997, Southern offered to purchase shares of
                  (i) the 4.20% Series of preferred stock of Alabama, (ii) the $4.60 Series, the $4.60 1962 Series, the $4.60 1963 Series,
                  the $4.60 1964 Series, the $4.72 Series, the $4.92 Series, the $4.96 Series, the $5.00 Series and the $5.64 Series of preferred stock of Georgia, (iii) all the outstanding series of preferred stock of Gulf and (iv) the 4.40% Series, the 4.60% Series and the 4.72% Series of preferred stock of Mississippi. Each offer was scheduled to expire at 5:00 p.m., New York City time, December 10, 1997. The offers to purchase expired and the tendered shares were accepted for payment on December 10, 1997. On December 16, 1997, Southern paid for (i) 228,885 shares of Alabama's 4.20% Series, (ii) 275,859 shares of the $4.60 Series, 51,920 shares of the $4.60 1962 Series, 44,448 of the $4.60 1963 Series, 39,245 shares of the $4.60
                  1964 Series, 43,554 shares of the $4.72 Series, 76,723 shares of the $4.92 Series, 58,193 shares of the $4.96 Series, 9,662 shares of the $5.00 Series and 57,732 shares of the $5.64 Series of preferred stock of Georgia, (iii) 38,476 shares of the 4.64% Series, 36,426 shares of the 5.16% Series, 33,616 shares of the 5.44% Series, 452,671 shares of the 6.72% Series and 566,440 shares of the AR 1993 Series of Gulf and (iv) 30,524 shares of the 4.40% Series, 11,505 shares of the 4.60% Series and 32,065 shares of the 4.72% Series of preferred stock of Mississippi, all such shares tendered pursuant to Southern's offers. Southern subsequently resold these shares to Alabama, Georgia, Gulf and Mississippi, respectively, for cancellation and retirement.

         2. On November 3, 1997, Alabama, Georgia, Gulf and Mississippi began a proxy solicitation of holders of their respective outstanding series of preferred stock (except Georgia's $7.70 Series) seeking approval to amend their respective charters to eliminate provisions therein restricting the ability of each such company (i) to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels, (ii) to incur certain indebtedness, (iii) to sell assets, merge or consolidate without preferred shareholder approval under certain circumstances, and (iv) in the case of Alabama only, to pay dividends on its common stock in the event that its retained earnings are not at least equal to two times the annual dividends on its outstanding preferred stock.

         3. On December 10, 1997, special meetings of shareholders of such companies were held at the corporate offices of Georgia in Atlanta, Georgia. At each special meeting, a vote on the respective proposed amendment was held. More than 85% of the voting power of Alabama's outstanding preferred shares and 100% of Alabama's common shares were voted in favor of Alabama's amendment. More than 88% of the voting power of Georgia's outstanding preferred shares and 100% of Georgia's common shares were voted in favor of Georgia's amendment. More than 87% of the voting power of Gulf's outstanding preferred shares and 100% of Gulf's common shares were voted in favor of Gulf's amendment. More than 83% of the voting power of Mississippi's outstanding preferred shares and 100% of Mississippi's common shares were voted in favor of Mississippi's amendment. The presiding officer at each meeting declared that the amendment was passed and each special meeting was adjourned.

         4. The above described transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration (File No. 70-9137), as amended, and in accordance with the terms and conditions of the Commission's orders dated October 31, 1997 and December 5, 1997.

         5.       Filed herewith are the following exhibits:

                       Exhibit  A - Opinion of Troutman Sanders LLP, counsel
                                    to Southern, dated February 5, 1998.

                       Exhibit  B - Opinion of Balch & Bingham LLP, counsel
                                    to Alabama, dated February 5, 1998.

                       Exhibit  C - Opinion of Troutman Sanders LLP, counsel
                                    to Georgia, dated February 5, 1998.

                       Exhibit  D - Opinion of Beggs & Lane, counsel to
                                    Gulf, dated February 5, 1998.

                       Exhibit  E - Opinion of Eaton and Cottrell, P.A.,
                                    counsel to Mississippi, dated February 5, 1998.


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                                   SIGNATURES


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


Date:    February 5, 1998


                                                     THE SOUTHERN COMPANY


                                                     By /s/Tommy Chisholm
                                                          Tommy Chisholm
                                                          Secretary

                                                     ALABAMA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GEORGIA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     MISSISSIPPI POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary